SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release that is being issued by Philippine Long Distance Telephone Company, entitled “PLDT Mandatorily Converts Outstanding Series III Convertible Preferred Stock”.

January 2, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT Mandatorily Converts Outstanding Series III Convertible Preferred Stock”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

January 2, 2006

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT Mandatorily Converts Outstanding Series III Convertible Preferred Stock”.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  January 2, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release entitled “PLDT Mandatorily Converts Outstanding Series III Convertible Preferred Stock”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: January 2, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PLDT Mandatorily Converts Outstanding

Series III Convertible Preferred Stock

Manila, Philippines, January 2, 2006 - Philippine Long Distance Telephone Company (“PLDT” or the “Company”) announced that all of its outstanding Series III Convertible Preferred Stock (the “Series III Preferred Stock”), represented by Global Depositary Shares (“GDSs”) evidenced by Global Depositary Receipts (“GDRs”) (Cusip: 718252703), have been converted into shares of PLDT Common Stock (the “Common Stock”) on December 19, 2005 (the “Mandatory Conversion Date”). As a result of the mandatory conversion of the Series III Preferred Stock, PLDT issued a total of approximately 7.9 million shares of Common Stock increasing the total number of PLDT common shares outstanding to 180.7 million. PLDT’s market capitalization as of the end of 2005 stood at Pesos 331.6 billion.

The Series III Preferred Stock holders were given the option, to elect to receive: (a) American Depositary Shares (“ADSs”) representing the shares of Common Stock, or (b) the shares of Common Stock, or (c) the net cash proceeds of the sale of shares of Common Stock over the Philippine Stock Exchange. Series III Preferred Stock holders who did not make an election by December 14, 2005 were deemed to have elected to receive ADSs. The distribution of the new ADSs and Common Stock took place on December 28, 2005.

Dividends were accrued on the outstanding shares of the Series III Preferred Stock up to (and including) the Mandatory Conversion Date and will be paid on January 3, 2006 to GDR holders of record as at December 14, 2005.

JPMorgan Chase Bank, N.A., as Depositary, will be terminating the GDR facility effective January 23, 2006.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon

Tel No: 816-8213 Tel No: 816-8024

Fax No: 844-9099 Fax No: 810-7138

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: January 2, 2006